Exhibit (d)(4)

35 Melanie Lane
Whippany, NJ 07981

August 29, 2015

Bernie Iversen

TransDigm Group Incorporated

The Tower at Erieview

1301 East 9th Street

Suite 3000

Cleveland, OH 44114

Re:	Confidentiality Agreement – Breeze-Eastern Corporation

Dear Mr. Iversen:

You have expressed an interest in a potential negotiated acquisition (the “Transaction”) of Breeze-Eastern Corporation (the “Company,” which term as used herein shall include all subsidiaries and affiliated entities of the Company). This letter agreement (this “Agreement”) sets forth the terms and conditions on which the Company would be willing to make available to TransDigm Group Incorporated (“You”) or its Representatives (as hereinafter defined) certain confidential information concerning the business, financial condition, operations, assets and liabilities of the Company. As a condition to such information being made available, you agree that you shall, and shall cause your Representatives to, treat the Confidential Information (as hereinafter defined) in accordance with the provisions of this Agreement and take or abstain from taking certain other actions as set forth herein.

1. Confidential Information. The term “Confidential Information” means all information relating, directly or indirectly, to the business, products, markets, condition (financial or other), operations, assets, liabilities, results of operations, cash flows or prospects of the Company delivered, disclosed or provided by the Company or its Representatives (whether prepared by the Company, its advisors or otherwise, whether in the form of documents, materials, computer media or otherwise, whether delivered, disclosed or provided visually, orally, in writing or otherwise, and whether marked as or stated to be “confidential” or otherwise), or which you or your Representatives otherwise learn or obtain, through observation or analysis of such information (whether provided prior to, concurrent with or after the date of this Agreement), and shall also be deemed to include all copies or other reproductions, notes, summaries, abstracts, analyses, compilations, studies, forecasts, interpretations or other documents or materials produced or prepared by you or your Representatives that contain, reflect or are based upon, in whole or in part, the information delivered, disclosed or provided to you or your Representatives pursuant hereto.

Notwithstanding any other provision hereof, “Confidential Information” excludes any such information that (i) is or becomes generally known to the public other than as a result of a disclosure by you or your Representatives in breach of this Agreement, (ii) was within your possession prior to it being delivered, disclosed or provided by or on behalf of the Company or any of its Representatives or becomes available to you on a non-confidential basis; provided, that the source of such information was not known by you after reasonable inquiry to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or (iii) is independently developed by you or your Representatives without the use of any Confidential Information. For purposes of this Agreement: (a) “Representatives” means, with respect to any person, such person’s affiliates, and its and their respective members, partners, directors, managers, officers, employees, agents, and professional advisors (including, without limitation, legal counsel, accountants, consultants and financial advisors) and, with the prior written consent of the Company, debt financing sources; and (b) “affiliates” has the meaning given to it under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

2. Use and Disclosure of Confidential Information.

(a) You shall use the Confidential Information only for the purpose of evaluating the Transaction, and for no other purpose. You and your Representatives shall keep confidential and not disclose to, discuss with, or otherwise make available to any person any Confidential Information, except that (i) such party may make any disclosure of the Confidential Information to which the Company gives its prior written consent and (ii) any of the Confidential Information may be disclosed to your Representatives on a “need-to-know” basis to the extent the assistance of any of your Representatives is required to evaluate the Transaction, provided, however, that you shall advise your Representatives of the confidential nature of the Confidential Information pursuant to the terms of this Agreement and cause your Representatives to maintain the confidentiality of such Confidential Information in accordance with the terms hereof.

(b) In any event, you agree to undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information and Discussion Information (as hereinafter defined) and to accept responsibility for any breach of this Agreement by you or any of your Representatives. In the event that you or any of your Representatives are requested or required by oral questions, interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand or other similar process including pursuant to regulations of the stock exchange under which the Company’s or your equities are publicly-traded (collectively, “Applicable Law”) to disclose any of the Confidential Information or Discussion Information, you shall promptly provide the Company with written notice of any such request or requirement, and the Company may in its sole discretion seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the advice of outside legal counsel, legally compelled to disclose Confidential Information or Discussion Information, you or any of your Representatives may, without liability hereunder, disclose only that portion of the Confidential Information or Discussion Information which such counsel advises you is legally required to be disclosed, provided, that you, at the Company’s sole expense, use your reasonable best efforts to cooperate with the Company to seek and obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information and the Discussion Information; and provided, further, that you shall promptly notify the Company of (A) your determination to make such disclosure and (B) the nature, scope and contents of such disclosure.

(c) In addition, you agree that, without the prior written consent of the Company, you and your Representatives shall not disclose to any other person the fact that you or your Representative has received Confidential Information or that Confidential Information has been made available to you or your Representative, that investigations, discussions or negotiations are taking place with you concerning the Transaction or any of the terms, conditions or other facts with respect to the Transaction, including the status thereof and the identity of the parties thereto (collectively, the “Discussion Information”). Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you and your Representatives shall not, directly or indirectly, consult or share Confidential Information or Discussion Information with, or enter into any agreement, arrangement or understanding, or any discussions which might lead to any such agreement, arrangement or understanding, with any co-investor, joint or co-bidder, source of financing, other potential bidders for the Company or other person (other than the Company) regarding the Transaction, including, without limitation, discussions or other communications with any prospective bidder for the Company with respect to (i) whether or not you or such other prospective bidder will make a bid or offer for the Company or (ii) the price that you or such other bidder may bid or offer for the Company. Neither the Company nor its Representatives will, without your prior written consent, disclose to any person your interest or involvement in the Transaction in any manner that would identify you or from which a person could be reasonably expected to identify you.

3. Public Announcements. Without limiting the generality of the foregoing, neither party nor any of its Representatives shall make any public announcement regarding the Transaction contemplated in this Agreement or any matter related thereto (provided, however, that this would not apply to the Company if it proceeds with the Transaction with a party other than you and such public announcement does not identify you), without the prior written consent of the other party, which may be withheld in its sole and absolute discretion, except to the extent a party or its Representatives is required to make a public announcement under any Applicable Law, in which case such party shall provide the other party with a reasonable opportunity to review and comment upon any such statement prior to its issuance.

4. Return or Destruction of Confidential Information. If you decide not to proceed with the Transaction, you shall promptly inform the Company of that decision. In that case, or at any time upon the request of the Company in its sole discretion and for any reason, you shall promptly (and in any case within seven (7) days of the Company’s request) deliver, at your expense, to the Company or destroy all Confidential Information furnished to you or your Representatives and no copy thereof shall be retained (except as may be, and only to the extent, required by Applicable Law and as to which you inform the Company), and, upon the Company’s request, you shall provide the Company with prompt (and in any case within seven (7) days of the Company’s request) written confirmation of your compliance with this paragraph.

Notwithstanding anything in this agreement to the contrary, nothing herein requires you to erase any confidential information that is in an archived computer backup system in accordance with your standard security and/or disaster recovery procedures, and further, you may retain one copy of the information solely for use in connection with the determination or resolution of a dispute between the parties; provided, that, except as otherwise required by Applicable Law, (a) your and your Representative’s personnel whose functions are not primarily information technology or legal and regulatory compliance do not access such retained copies, and (b) you and your Representative’s personnel whose functions are primarily information technology or legal and regulatory compliance in nature access such copies only as reasonably necessary for the performance of their information technology or legal and regulatory compliance duties or resolution of a dispute between the parties, as applicable. Notwithstanding the return, destruction or retention of Confidential Information pursuant to this paragraph 4, each of you and your Representatives shall continue to be bound by its obligations of confidentiality and other obligations and agreements hereunder regardless of any termination of this Agreement.

5. No Representation, Warranty or Guaranty. You acknowledge that neither the Company nor its Representatives make any representation, warranty or guaranty whatsoever (whether express or implied) with respect to any of the Confidential Information, including, without limitation, the accuracy or completeness of any such Confidential Information, and neither the Company nor any of its Representatives shall have any liability relating to or resulting from the use of or reliance on any such Confidential Information or any errors therein or omissions therefrom. Only the representations, warranties and guarantees expressly set forth in a final definitive agreement entered into between the parties with respect to the Transaction (a “Transaction Agreement”), when, as and if executed and delivered, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

6. Non-Solicitation. For eighteen (18) months from the date hereof, neither you nor any of your subsidiaries shall, without the prior written consent of the Company, hire or solicit, directly or indirectly, for employment, any directors, officers or employees of the Company; provided, that the foregoing shall not apply to conducting (or hiring such persons who respond to) generalized searches for employees in the ordinary course of business and consistent with past practice by use of advertisements in the media that are not targeted at such persons or hiring any employee that you did not have any direct or indirect contact with pursuant to this Agreement or in connection with your evaluation of the Transaction and who contacts you on his or her own initiative without any solicitation, direct or indirect, by you.

7. No Obligation. The parties expressly agree that no contract or agreement providing for the Transaction shall be deemed to exist between the parties unless and until the parties execute and deliver a Transaction Agreement. The parties also agree that unless and until the parties shall have executed and delivered a Transaction Agreement, neither party shall be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this Agreement except for the matters specifically agreed to herein.

8. Restricted Access. In the course of discussions regarding the Transaction, you and your Representatives shall address all questions and inquiries for information about the Company and other communications with the Company through such Representative of the Company notified to you in writing by the Corporate Secretary of the Company.

You agree not to, directly or indirectly through any of your Representatives or otherwise, any contact (except for those contacts made in the ordinary course of business not related to the Transaction) with any officer, director, employee, customer, supplier or client of the Company regarding the Company’s business, operations, prospects or finances, except with the prior written consent of the Company.

9. Material Non-Public Information. You acknowledge and agree that you are aware (and that your Representatives are aware or, upon receipt of any Confidential Information or Discussion Information, shall be advised by you) that (i) the Confidential Information being furnished to you or your Representatives may contain material, non-public information regarding the Company and (ii) the United States securities laws prohibit any persons who have material, non-public information concerning the matters which are the subject of this Agreement, including the Discussion Information, from purchasing or selling securities of a company which may be a party to a transaction of the type contemplated by this Agreement or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

10. Standstill. You agree that, for a period of eighteen (18) months from the date hereof, unless specifically invited in writing by the Company, neither you nor your affiliates or any Representatives acting on your or their behalf, or any person with whom any of the foregoing may be deemed to be acting in concert shall in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the Company or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries or affiliates, or assets constituting a significant portion of the consolidated assets of the Company and its subsidiaries or affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its respective subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its affiliates or the calling of a meeting of the Company’s stockholders or the initiation of any proposal for action by the Company’s stockholders; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to the Company or otherwise act in concert with any person in respect of any such securities; (c) otherwise seek representation on or to control or influence the management, board of directors or policies of the Company; (d) take any action which would or would reasonably be expected to force the other party to make a public announcement regarding a transaction or any of the types of matters set forth in this paragraph; or (e) (i) enter into any discussions or arrangements with any third party with respect to any of the foregoing, (ii) advise, assist, encourage or direct any person to do any of the foregoing or (iii) make any proposal or disclose any intention, plan or arrangement inconsistent with any of the foregoing.

You also agree during such period not to (x) request (in any manner that would reasonably be likely to cause the Company to be required to disclose publicly) that you, or any of your Representatives, directly or indirectly, amend or waive any provision of this paragraph (including this sentence) or (y) contest the validity of this Agreement or make, initiate, take or participate in any demand, action (legal or otherwise) or proposal to amend, waive or terminate any provision of this Agreement. Nothing in this paragraph 10 shall restrict you or your Representatives from making any proposal regarding a Transaction directly to the Company’s board of directors on a confidential basis if such proposal would not be reasonably likely to require the Company to make a public announcement regarding this Agreement, a Transaction or any of the matters described in this paragraph 10.

Notwithstanding any of the foregoing provisions in this paragraph 10, the restrictions set forth in this paragraph 10 shall terminate and be of no further force and effect if (i) the Company enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise) or (ii) any person commences a tender or exchange offer which, if consummated, would result in such person’s acquisition of all or a controlling portion of the Company’s equity securities, and in connection therewith, the board of directors of the Company either accepts such offer or fails to recommend that its shareholders reject such offer within ten business days from the commencement of such offer.

11. Remedies. You agree that money damages would not provide a sufficient remedy for any breach of this Agreement and that the Company shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for breach of this Agreement but shall be in addition to all other remedies available at law or equity to the Company. You further agree not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages, and you agree to waive any requirements for the securing or posting of any bond in connection with such remedy. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this Agreement, then will reimburse the Company for its reasonable legal fees incurred in connection with such litigation, including any appeal therefrom.

12. Assignment. You shall not assign this Agreement or any interest herein without the prior written consent of the Company, which may be withheld in its sole and absolute discretion.

13. Successors and Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. The parties acknowledge and agree that this Agreement is being entered into by and on behalf of the Company and its affiliates and subsidiaries and that they shall be third-party beneficiaries hereof, having all rights to enforce this Agreement.

14. Governing Law. This Agreement shall be governed by the laws of the State of New York, without giving effect to any principles regarding conflict of laws that would result in the application of the laws of any other jurisdiction.

15. Jurisdiction and Venue. Any litigation or other court proceedings with respect to any matter arising from or in connection with this Agreement shall be conducted in the federal or state courts in New York County in the State of New York. The parties hereby irrevocably and unconditionally submit to exclusive jurisdiction of the courts of the State of New York located in the County of New York and of the United States District Court for the State of New York located in the Southern District of Manhattan for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection which you may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York located in the County of New York or the United States District Court for the State of New York located in the Southern District of Manhattan, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court any defense based on forum non conveniens.

16. Entire Agreement. This Agreement sets forth the entire agreement between the parties as of the date hereof with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties.

17. Amendments, Waivers and Modifications. The agreements set forth herein may only be waived or modified by an agreement in writing signed on behalf of the parties hereto. If any provision of this Agreement is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of the Agreement shall not in any way be affected or impaired thereby. The parties acknowledge and agree that no failure or delay by the other party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

18. Counterparts. This Agreement may be signed in one or more counterparts (including by facsimile or email in portable document or other electronic image format), each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

19. Severability. If any provision of this Agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this Agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

If you agree to the terms set forth in this Agreement, please have a duly authorized person countersign this Agreement on your behalf and return it to the Company at your earliest convenience.

Sincerely,

BREEZE-EASTERN CORPORATION

/s/ Mark McMillin
Mark McMillin
General Counsel and Corporate Secretary

ACCEPTED AND AGREED BY:

TRANSDIGM GROUP INCORPORATED

/s/ Bernt Iversen, II
Bernt Iversen, II
EVP – Business Development and Mergers & Acquisitions

Date: September 1, 2015